UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):   **November 1, 2010**

CAVITATION TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Nevada	**02-9901**	**20-4907818**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

10019 Canoga Ave,	91311
Chatsworth, California	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
818-718-0905

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FORWARD LOOKING STATEMENTS

This current report may contain forward-looking statements as that term is defined in the *Private Securities Litigation Reform Act* of 1995. These statements relate to future events or our future results of operation or future financial performance, including, but not limited to, the following: statements relating to our ability to raise sufficient capital to finance our planned operations, our ability to develop brand recognition with resellers and consumers, develop our current and future products, increase sales and our estimates of cash expenditures for the next 12 months. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "intends", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", which may cause our or our industry's actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our company" refer to Cavitation Technologies, Inc.

Item 1.01 Material Definitive Agreement

On November 1, 2010 we signed a *Technology License, Marketing, & Collaboration Agreement* with n.v. Desmet Ballestra Group, S.A. This agreement was submitted, in part, as an exhibit to our quarterly report filed February 11, 2011. Portions of the agreement were deleted in conjunction with a Confidential Treatment Request (CTR). Our CTR was subsequently withdrawn, and as a result, we are filing the agreement in its entirety.

On September 2, 2011, we filed an 8K which outlined the salient points of two amendments to the above referenced agreement. These two amendments are filed herein.

On January 31, 2011 we signed a *Site User License Agreement* with Perdue Agribusiness, Inc. This agreement was filed, in part, on April 19, 2011 as an 8K. Portions of the agreement were deleted in conjunction with a Confidential Treatment Request (CTR). Our CTR was subsequently withdrawn, and as a result, we are filing the attached agreement in its entirety.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Exhibit Description
10.1	Technology License, Marketing & Collaboration Agreement
10.2	Technology License, Marketing & Collaboration Agreement - amendment of June 1, 2011
10.3	Technology License, Marketing & Collaboration Agreement - amendment of September 1, 2011
10.4	Site User License Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 7, 2011

By:　　　　　　　　　　/s/ Todd Zelek

Todd Zelek
Chief Executive Officer

EXHIBITS INDEX

Exhibit Number	Exhibit Description
10.1	Technology License, Marketing & Collaboration Agreement
10.2	Technology License, Marketing & Collaboration Agreement - amendment of June 1, 2011
10.3	Technology License, Marketing & Collaboration Agreement - amendment of September 1, 2011
10.4	Site User License Agreement